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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               drkoop.com, Inc.
                        ------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
                        ------------------------------
                        (Title of Class of Securities)

                                   262098106
                        ------------------------------
                                (CUSIP Number)


                               December 31, 2000
                        ------------------------------
            (Date of Event Which Requires Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ____  Rule 13d-1(b)

     ____  Rule 13d-1(c)

      X    Rule 13d-1(d)
    -----

                               Page 1 of 6 pages
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  CUSIP No. 262098106


 ------------------------------------------------------------------------------

      NAME OF REPORTING PERSON and I.R.S. IDENTIFICATION NUMBER OF REPORTING
 1.   PERSON (Entities Only)

      C. Everett Koop, M.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
 2.
                                                              (a)   N/A
                                                              (b)   N/A

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S. citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          2,375,602 shares (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             504,650 shares (see Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          2,375,602 shares (see Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          504,650 shares (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,880,252 shares (see Item 4)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      7.0%

                               Page 2 of 6 Pages
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------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      IN
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                               Page 3 of 6 pages
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Item 1(a).  Name of Issuer:

            drkoop.com, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            7000 North MoPac Expressway, Suite 400
            Austin, Texas 78731

Item 2(a).  Name of Person Filing:

            C. Everett Koop, M.D.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            7000 North MoPac Expressway, Suite 400
            Austin, Texas 78731

Item 2(c).  Citizenship/State of Organization:

            U. S. citizen

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

            262098106

Item 3. Filing pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

            N/A

Item 4. Ownership:

            (a) Amount Beneficially Owned:  2,880,252 shares

            (b) Percent of Class:  7.0%

            (c) Number of shares as to which such person has:

                (i)   sole power to vote or direct the vote: 2,375,602 shares
                      (1)

                (ii)  shared power to vote or to direct the vote: 504,650 shares
                      (2)

                (iii) sole power to dispose or to direct the disposition of:
                      2,375,602 shares (1)

                               Page 4 of 6 pages
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                 (iv) shared power to dispose or to direct the disposition of:
                      504,650 shares (2)

             (1) The 2,375,602 shares of common stock over which Dr. Koop has sole voting and investment power include 1,045,535 shares underlying options exercisable within sixty days of December 31, 2000.

             (2) The 504,650 shares of common stock over which Dr. Koop shares voting and investment power include: (i) 500,000 shares held by Koop Investment, L.P.; Dr. Koop and his spouse are the general partners of this partnership and share voting and investment power with respect to such shares; (ii) 2,800 shares held by Dr. Koop's spouse as to which Dr. Koop shares voting and investment power; and
             (iii) 1,850 shares held by Koop Foundation Incorporated, a 501(c)(3) entity (the "Foundation") for which Dr. Koop serves as Chairman of the Board of Directors, as to which Dr. Koop may be deemed to share voting and investment power. The filing of the statement shall not be deemed as an admission that Dr. Koop is the beneficial owner of the shares held by the Foundation, and Dr. Koop disclaims such ownership.

Item 5. Ownership of Five Percent or Less of a Class:

             N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

             See Item 4. The partners in Koop Investment, L.P. may be entitled to certain allocations and distributions in respect of their respective partnership interests (which may include dividends and proceeds of a sale of such shares).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             N/A

Item 8. Identification and Classification of Members of the Group:

             N/A

Item 9. Notice of Dissolution of Group:

             N/A

Item 10.     Certification:

             N/A


                               Page 5 of 6 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Section 13G is true, complete and correct.


Dated:  February 5, 2001          /s/ C. Everett Koop, M.D.
                                  -----------------------------------------
                                  C. Everett Koop, M.D.



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